UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Information Update





31 March 2006

                                   Pearson plc

                          ("Pearson" or "the Company")

                           Annual Information Update



Annual Information Update for the period 31 March 2005 up to and including 31 March 2006.


In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.


Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website
(www.londonstockexchange.com/marketnews) or from the press releases page on the Company's website at (www.pearson.com/investor/press_release.cfm). The Stock Exchange announcements made during the defined period are:

Date of Announcement       Headline of Announcement at Stock Exchange

21 March 2006              Annual Report and Accounts
8 March 2006               Director/PDMR Shareholding
7 March 2006               Directorate Change
1 March 2006               Directorate Change
28 February 2006           Holding(s) in Company
27 February 2006           Preliminary Results
24 February 2006           Holding(s) in Company
21 February 2006           Additional Listing
31 January 2006            Holding(s) in Company
23 January 2006            Pearson Acquires Promissor
20 January 2006            Holding(s) in Company
17 January 2006            Trading Statement
10 January 2006            Holding(s) in Company
9 January 2006             Purchase of IDC Shares
5 January 2006             Director/PDMR Shareholding
21 December 2005           Director/PDMR Shareholding
9 December 2005            Additional Listing
8 December 2005            School Presentation
2 December 2005            Holding(s) in Company
28 November 2005           Holding(s) in Company
23 November 2005           Holding(s) in Company
14 November 2005           Holding(s) in Company
11 November 2005           Holding(s) in Company
7 November 2005            Additional Listing
3 November 2005            Holding(s) in Company
1 November 2005            Director/PDMR Shareholding
1 November 2005            Trading Statement
26 October 2005            Holding(s) in Company
19 October 2005            Holding(s) in Company
13 October 2005            Additional Listing
3 October 2005             Director/PDMR Shareholding
3 October 2005             Holding(s) in Company
27 September 2005          Director/PDMR Shareholding
26 September 2005          Director/PDMR Shareholding
15 September 2005          Director/PDMR Shareholding
23 August 2005             Director/PDMR Shareholding
17 August 2005             Director/PDMR Shareholding
1 August 2005              Director Declaration
29 July 2005               Directorate Change
27 July 2005               Director/PDMR Shareholding
25 July 2005               Pearson Interim Results
6 July 2005                Director/PDMR Shareholding
30 June 2005               Director Shareholding
30 June 2005               Half Year IFRS Comparatives
23 June 2005               Acquisition of AGS Publishing
9 May 2005                 Director Shareholding
9 May 2005                 Director Shareholding
9 May 2005                 Director Shareholding
9 May 2005                 Director Shareholding
6 May 2005                 Director Shareholding
5 May 2005                 Holding(s) in Company
4 May 2005                 IFRS Briefing
29 April 2005              Result of AGM
29 April 2005              AGM Statement
20 April 2005              Director Shareholding
18 April 2005              Director Shareholding
13 April 2005              Director Shareholding
12 April 2005              Holding(s) in Company
31 March 2005              Director Shareholding
31 March 2005              Annual Report and Accounts

Documents Filed with Companies House

The Company has made the following filings with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded using Companies House Direct at www.direct.companieshouse.gov.uk. The Companies House filings made during the defined period are:

Date Posted on Companies House Direct  Document Filed with Companies House
Website

30 March 2006                          Form 288a - Appointment of Director
14 March 2006                          Form 288a - Appointment of Director
24 October 2005                        Form 288c - Change of Director's
                                       Particulars
21 October 2005                        Form 288c - Change of Director's
                                       Particulars
12 October 2005                        Form 288a - Appointment of Director
12 October 2005                        Form 288b - Resignation of Director
16 June 2005                           Annual Accounts to 31 December 2004
20 June 2005                           Form 363a - Annual Return
8 June 2005                            Amended Memorandum & Articles of
                                       Association
1 June 2005                            Form 123 - Notice of Increase in Nominal
                                       Capital
9 May 2005                             Ordinary and Special Resolutions approved
                                       at AGM
13 April 2005                          Form 288c - Change of Director's
                                       Particulars

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 15 March 2006, 2 March 2006, 28 February 2006, 17 February 2006, 30 January 2006, 20 January 2006, 11 January 2006, 24 October 2005, 21 September 2005, 6 September 2005, 18 August 2005, 12 August 2005, 7 July 2005, 9 June 2005, 6 June 2005 and 3 June 2005.


Interim Results

The Company's interim results for the period 1 January 2005 to 30 June 2005 were published in the Financial Times newspaper worldwide on 26 July 2005. They are now available on the annual report page on the Company's website at (www.pearson.com/investor/reports.htm).

Information Provided to Shareholders

The Company sent the following documents to its shareholders during the defined period:

Date of      Documents Sent to Shareholders
Mailing

21 March     Governance and Financial Statements 2005 and/or Annual Review and
2006         Summary Financial Statements 2005.
             Letter from the Chairman and Notice of 2006 AGM.
             Form of Proxy in relation to 2006 AGM.
31 March     Governance and Financial Statements 2004 and/or Annual Review and
2005         Summary Financial Statements 2004.
             Letter from the Chairman and Notice of 2005 AGM.
             Form of Proxy in relation to 2005 AGM.

Copies of the Governance and Financial Statements, Annual Review and Summary Financial Statements, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2005 and 2004 year ends were also submitted to the UK Listing Authority on 21 March 2006 and 31 March 2005 respectively. In addition, copies of the resolutions passed at the 2005 AGM were sent to the UK Listing Authority on 29 April 2005. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing

The Company is listed on the New York Stock Exchange (the "NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:

Securities and Exchange Commission ("the SEC")

The Company filed hard copies of its Stock Exchange announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 23 March 2006, 15 March 2006, 3 March 2006, 27 January 2006, 6 January 2006, 16 December 2005, 25 November 2005, 4 November 2005, 14 October 2005, 23 September 2005, 26 August 2005, 29 July 2005, 27 June 2005, 29 April 2005 and 1 April 2005. In addition, the AGM documentation, referred to above, was sent to the SEC on 21 March 2006 and 31 March 2005 and copies of the resolutions passed at the 2005 AGM were also sent to the SEC on 29 April 2005. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.


NYSE
The Company sent copies of the AGM documentation, referred to above, to the NYSE on 21 March 2006 and 31 March 2005 and copies of the resolutions passed at the 2005 AGM were also sent to the NYSE on 29 April 2005.

Bank of New York (the "BoNY")
The Company sent copies of the AGM documentation, referred to above, to the BoNY on 21 March 2006 and 31 March 2005.

Information Provided to US Shareholders Only

The Company sent to all of its US shareholders a copy of the Form 20-F on 29 June 2005, with the SEC having received a copy on 27 June 2005. A copy of this document can be viewed and downloaded from the Company's website at ( www.pearson.com/investor/sec.htm) and hard copies are available from the Company Secretary of Pearson.

Stephen Jones
Deputy Secretary
31 March 2006



                                       SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 31 March 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary